                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                   EQUITY PARTICIPATION IN QATARGAS 3 PROJECT


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   December 21, 2005
                  ------------- ----

Commission File Number      09929
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                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)
             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  x    Form 40-F
                                  ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No  x
                                 ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 21, 2005

                                               MITSUI & CO., LTD.


                                     By: /s/ Kazuya Imai
                                        -------------------------
                                        Name: Kazuya Imai
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer
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                                                                21 December 2005

FOR IMMEDIATE RELEASE
                                                              Mitsui & Co., Ltd.

                   EQUITY PARTICIPATION IN QATARGAS 3 PROJECT

Mitsui & Co., Ltd ("Mitsui") announced today that it entered into agreement to acquire a 1.5% interest in Qatar Liquefied Gas Company Limited (3) ("Qatargas 3") from QP Qatargas 3 Limited, Qatar Petroleum ("QP")'s wholly owned affiliate. The agreement was signed among Mitsui's wholly owned affiliate, Mitsui Qatargas 3 Ltd., QP's wholly owned affiliate, QP Qatargas 3 Limited and ConocoPhillips' wholly owned affiliate, ConocoPhillips Qatar Ltd.

The Qatargas 3 Project is an integrated project covering the development of a new LNG train, with an annual production capacity of 7.8 million tons with the feed gas coming from Qatar's giant North Field. The LNG train will be built at the Ras Laffan Industrial City in Qatar. The total project cost is estimated to be US$5.8 billion, approximately 70% of which will be procured by limited-recourse financing from a group of lenders including Japan Bank for International Cooperation. The start-up of the Qatargas 3 project is currently targeted for mid 2009.

Mitsui will purchase approximately 10 million barrels of condensate per annum from Qatargas 3 for a period of 13 years commencing from 2010. Mitsui will also proceed to discuss possible offtake of liquefied natural gas (LNG) from Qatargas 3.

Mitsui recognizes energy and natural resources business as one of its priority areas. It has participated in several prime LNG projects such as Qatargas I, Abu-Dhabi, North West Shelf in Australia, Oman, Sakhalin II and Tangguh, and has developed them as one of its core businesses. Mitsui is aiming to meet the challenge of globalizing LNG business by way of enlarging and diversifying its LNG business portfolio as well as developing new functions.


                                         For further information, please contact
                                                              Mitsui & Co., Ltd.
                                               Corporate Communications Division
                                                            Tel: +81-3-3285-7562
                                                     Investor Relations Division
                                                            Tel: +81-3-3285-7910